July 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3233

Attention: Eric Envall

Re:  SoFi Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-266180)
Filed July 15, 2022

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SoFi Technologies, Inc. hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 8:00 a.m. Washington D.C. time on July 27, 2022, or as soon as practicable thereafter.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Robert S. Lavet
Name:	Robert S. Lavet
Title:	General Counsel and Secretary